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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.       )*

Novavax, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
670002 10 4
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	670002 10 4	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Prospect Venture Partners III, L.P. IRS No. 20-1943842

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,116,637 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

3,116,637 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

REPORTING PERSON 3,116,637 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.05%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule 13G is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by PVP III. PMC III serves as the general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III, however, they disclaim beneficial ownership of the shares held by PVP III, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.
(3) This percentage is calculated based upon 61,684,361 shares of the Issuer’s common stock outstanding (as of November 9, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 14, 2006

CUSIP No.	670002 10 4	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Prospect Management Co. III, L.L.C. IRS No. 20-1943809

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,116,637 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

3,116,637 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

REPORTING PERSON 3,116,637 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.05%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule 13G is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by PVP III. PMC III serves as the general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III, however, they disclaim beneficial ownership of the shares held by PVP III, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.
(3) This percentage is calculated based upon 61,684,361 shares of the Issuer’s common stock outstanding (as of November 9, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No.	670002 10 4	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	David Schnell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,116,637 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,116,637 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	REPORTING PERSON 3,116,637 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.05%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) This Schedule 13G is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by PVP III. PMC III serves as the general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III, however, they disclaim beneficial ownership of the shares held by PVP III, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.
(3) This percentage is calculated based upon 61,684,361 shares of the Issuer’s common stock outstanding (as of November 9, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No.	670002 10 4	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Alexander E. Barkas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,116,637 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

3,116,637 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

REPORTING PERSON 3,116,637 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.05%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule 13G is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by PVP III. PMC III serves as the general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III, however, they disclaim beneficial ownership of the shares held by PVP III, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.
(3) This percentage is calculated based upon 61,684,361 shares of the Issuer’s common stock outstanding (as of November 9, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No.	670002 10 4	Page	6	of	11 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Russell C. Hirsch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,116,637 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

3,116,637 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

REPORTING PERSON 3,116,637 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.05%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule 13G is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by PVP III. PMC III serves as the general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III, however, they disclaim beneficial ownership of the shares held by PVP III, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.
(3) This percentage is calculated based upon 61,684,361 shares of the Issuer’s common stock outstanding (as of November 9, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No.	670002 10 4	Page	7	of	11 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
James B. Tananbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,116,637 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

3,116,637 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

REPORTING PERSON 3,116,637 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.05%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule 13G is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by PVP III. PMC III serves as the general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III, however, they disclaim beneficial ownership of the shares held by PVP III, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.
(3) This percentage is calculated based upon 61,684,361 shares of the Issuer’s common stock outstanding (as of November 9, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 14, 2006.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Prospect Venture Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“PVP III”), Prospect Management Co. III, L.L.C., a limited liability company organized under the laws of the State of Delaware (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum”), in respect of shares of Common Stock of Novavax, Inc.
Item 1

(a)	Name of Issuer: Novavax, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	508 Lapp Road
Malvern, Pennsylvania 19355
Item 2
(a)	Name of Person(s) Filing:
Prospect Venture Partners III, L.P. (“PVP III”)
Prospect Management Co. III, L.L.C. (“PMC III”)
David Schnell (“Schnell”)
Alexander E. Barkas (“Barkas”)
Russell C. Hirsch (“Hirsch”)
James B. Tananbaum (“Tananbaum”)

(b)	Address of Principal Business Office:	c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301

(c)	Citizenship:

	Entities:	PVP III	-	Delaware
		PMC III	-	Delaware

	Individuals:	Schnell	-	United States of America
		Barkas	-	United States of America
		Hirsch	-	United States of America
		Tananbaum	-	United States of America

(d)	Title of Class of Securities:		Common Stock

(e)	CUSIP Number: 670002 10 4
Item 3 Not applicable.

Page 9 of 12 Page

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006:

		Sole	Shared	Sole	Shared
	Shares Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Prospect Entities	Directly	Power	Power	Power	Power	Ownership	of Class (2)
Prospect Venture Partners III, L.P.	3,116,637	0	3,116,637	0	3,116,637	3,116,637	5.05%

Prospect Management Co. III, L.L.C. (1)	0	0	3,116,637	0	3,116,637	3,116,637	5.05%

David Schnell (1)	0	0	3,116,637	0	3,116,637	3,116,637	5.05%

Alexander E. Barkas (1)	0	0	3,116,637	0	3,116,637	3,116,637	5.05%

Russell C. Hirsch (1)	0	0	3,116,637	0	3,116,637	3,116,637	5.05%

James B. Tananbaum (1)	0	0	3,116,637	0	3,116,637	3,116,637	5.05%

(1)	Prospect Management Co. III, L.L.C. (“PMC III”) serves as the general partner of Prospect Venture Partners III, L.P. and owns no securities of the Issuer directly. Schnell, Barkas, Tananbaum and Hirsch serve as Managing Directors of PMC III. Schnell, Barkas, Hirsch and Tananbaum each own no securities of the Issuer directly.

(2)	This percentage is calculated based upon 61,684,361 shares of the Issuer’s common stock outstanding (as of November 9, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 14, 2006.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:       ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
          Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable.

Item 8	Identification and Classification of Members of the Group.
          Not applicable.

Item 9	Notice of Dissolution of Group.
          Not applicable.

Item 10	Certification.
          Not applicable.

Page 10 of 12 Page

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

PROSPECT VENTURE PARTNERS III, L.P.

By:	Prospect Management Co. III, L.L.C.
Its:	General Partner

By:	/s/ Dave Markland

Name:	Dave Markland as Attorney-in-Fact

PROSPECT MANAGEMENT CO. III, L.L.C.

By:	/s/ Dave Markland

Name:	Dave Markland as Attorney-in-Fact

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for David Schnell

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for Alexander E. Barkas

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for Russell C. Hirsch

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for James B. Tananbaum
Exhibit(s):
A — Joint Filing Statement

Page 11 of 12 Page

EXHIBIT A
JOINT FILING STATEMENT
We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Novavax, Inc. is filed on behalf of each of us.

Dated: February 12, 2007

PROSPECT VENTURE PARTNERS III, L.P.

By:	Prospect Management Co. III, L.L.C.
Its:	General Partner

By:	/s/ Dave Markland

Name:	Dave Markland as Attorney-in-Fact

PROSPECT MANAGEMENT CO. III, L.L.C.

By:	/s/ Dave Markland

Name:	Dave Markland as Attorney-in-Fact

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for David Schnell

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for Alexander E. Barkas

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for Russell C. Hirsch

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for James B. Tananbaum

Page 12 of 12 Page